FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 29, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom’s Extraordinary General Meeting decides on further integration of the Group

Budapest — June 29, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that its Extraordinary General Meeting today made a decision on the legal merger of T-Kábel Magyarország Ltd. (T-Kábel) and Dél-Vonal Ltd. with Magyar Telekom Plc. The decision of the General Meeting represents a new step in the process of integration of the Magyar Telekom Group which is focusing on improving service quality and increasing efficiency.

In the Extraordinary General Meeting held today Chairman-CEO Christopher Mattheisen briefed shareholders on the issues relating to the merger of T-Kábel and Dél-Vonal into Magyar Telekom. The General Meeting subsequently accepted the reports submitted in writing by the executives of the companies and assessed by the Supervisory Board, which underlined the necessity of the merger from the legal and economic aspects.

The shareholders accepted the independent auditor’s statement on the draft balance sheet and the draft inventory of the companies affected by the transformation, the draft balance sheet and draft inventory of the legal successor company, the draft merger agreement, and the written report of the senior officers. They also accepted the independent auditor’s opinion that the transformation will not endanger satisfaction of the creditors’ claims against the company. The General Meeting also accepted the approving opinion of the Supervisory Board and the opinion of the Audit Committee concerning the merger of T-Kábel, Dél-Vonal and Magyar Telekom, the written report of the senior officers, and the draft balance sheet and draft inventory relating to the transformation of Magyar Telekom.

The General Meeting then accepted the closing draft balance sheet and the closing draft inventory of Magyar Telekom Plc. Based on the data of the draft valuation balance sheet the General Meeting set at HUF 344 the gross sum payable for each ordinary share of those shareholders who do not wish to take part in the legal successor company. The General Meeting also approved the planned mode of settlement with the shareholders who do not wish to take part in the legal successor company. According to the valid statement of the shareholders the number of those who do not wish to take part in the legal successor company is two, with 3,072 shares.

The shareholders then approved the draft opening balance sheet and the draft opening inventory of Magyar Telekom as legal successor company with the provision that the documents submitted to the General Meeting were adjusted by taking into consideration the portion of funds payable to those shareholders who do not wish to take part in the legal successor company. Consequently, the General Meeting declared that the equity of Magyar Telekom is adjusted with the nominal value of the shares owned by the shareholders who do not wish to participate in the legal successor company, accordingly, the equity of the company changes to HUF 104,274,254,300 and the number of Series A ordinary shares of HUF 100 face value is decreased by the number of shares owned by these shareholders. The members of the legal successor company are entitled to the portion of 100/ 104,274,254,300 per ordinary share from the listed capital.

The General Meeting approved the fusion of T-Kábel, Dél-Vonal and Magyar Telekom by merger, and with that it made a decision on the conversion. The planned effective date of the merger is September 30, 2009. The General Meeting approved the merger agreement of Magyar Telekom, T-Kábel, and Dél-Vonal and authorized the Board of Directors of Magyar Telekom to sign the agreement.

Finally the General Meeting adopted amendments to the Articles of Association of Magyar Telekom Plc. due to the merger decided in the Meeting, then adopted the new Articles of Association of the legal successor company.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: June 29, 2009